SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2020 ANNUAL CALENDAR

Corporate Name	CSN – Companhia Siderúrgica Nacional
Head Office Address	Avenida Brigadeiro Faria Lima, 3400 - 19° e 20º andar - Itaim Bibi - São Paulo
Website	www.csn.com.br
Investor Relations Officer	Name: Marcelo Cunha Ribeiro
E-mail: marcelo.ribeiro@csn.com.br
Phone: 55 11 3049-7454

Person responsible for the Investor Relations Area (other than the Investor Relations Officer)	Name: Leonardo Shinohara
E-mail: leonardo.shinohara@csn.com.br
Phone: 55 11 3049-7585

Newspapers (and locations) in which its corporate documents are published	Diário Oficial do Estado de São Paulo Folha de São Paulo – Regional Issue

A – Mandatory Schedule

Complete Annual Financial Statements for the fiscal year ended December 31, 2019
EVENT	DATE
Disclosure via IPE system	03/04/2020

Standardized Financial Statements (DFP) for the fiscal year ended December 31, 2019
EVENT	DATE
Disclosure via ENET	03/04/2020

Annual Financial Statements translated into English for the fiscal year ended December 31, 2019
EVENT	DATE
Disclosure via IPE system	03/29/2020

Reference Form for the current fiscal year
EVENT	DATE
Disclosure via ENET	05/14/2020

Interim Financial Information (ITR)
EVENT - Disclosure via ENET	DATE
Referring to the 1st quarter	05/06/2020
Referring to the 2nd quarter	08/05/2020
Referring to the 3rd quarter	11/04/2020
1

Interim Financial Information translated into English
EVENT - Disclosure via IPE system	DATE
Referring to the 1st quarter	06/05/2020
Referring to the 2nd quarter	09/04/2020
Referring to the 3rd quarter	12/04/2020

Annual Shareholders’ Meeting
EVENT	DATE
Date of the Annual Shareholders’ Meeting	04/24/2020

B – Optional Schedule

      (Events already scheduled in the first presentation of the Annual Calendar)

Conference Call
EVENT	DATE
Date of the Conference Call: 2019 Results	03/05/2020
Date of the Conference Call: 1Q20 Results	05/07/2020
Date of the Conference Call: 2Q20 Results	08/06/2020
Date of the Conference Call: 3Q20 Results	11/05/2020

Annual Shareholders’ Meeting
EVENT	DATE
Submission of Management Proposal via IPE system	03/24/2020
Submission of Call Notice via IPE system	03/24/2020
Submission of summary of the main resolutions or minutes of the Meeting via IPE system	04/24/2020

Board of Directors Meetings
EVENT	DATE
Board of Directors’ Meeting	03/04/2020
Board of Directors’ Meeting	05/06/2020
Board of Directors’ Meeting	08/05/2020
Board of Directors’ Meeting	09/30/2020
Board of Directors’ Meeting	11/04/2020
Board of Directors’ Meeting	12/09/2020

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 12, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.